
July 27, 2023

Hui Chen
Chief Executive Officer
Quetta Acquisition Corporation
1185 Avenue of the Americas, Suite 301
New York, NY 10036

> **Re: Quetta Acquisition Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted July 14, 2023**
> **CIK No. 0001978528**

Dear Hui Chen:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2023 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 14, 2023

General

1. We note your response to comment 3. Please update your disclosure related to Yotta Acquisition Corporation's merger with NaturalShrimp Incorporated, including when you expect the business combination to be consummated.

You may contact Paul Cline at 202-551-3851 or Kristina Marrone at 202-551-3429 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso